EXHIBIT 99.1

Bezeq - The Israel Telecommunication Corp. Ltd. (the “Company”)

To:	The Tel Aviv Stock Exchange
The Israeli Securities Authority

Supplementary Report – Pelephone Malfunction - Repair of Network Switch

Further to the Company's immediate report of March 21, 2016 (regarding the fire at Pelephone's network switch facility in Petah Tikva), the Company provides notification that yesterday evening (March 27, 2016) it was notified by the subsidiary, Pelephone Communications Ltd. ("Pelephone") that repairs to the supporting systems at the facility in which the fire broke out had been successful and that the facility was once again operating normally.

The above summary constitutes a translated summary of Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.